[Letterhead of American Axle & Manufacturing, Inc.]
October 20, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: American Axle & Manufacturing, Inc. Registration Statement (File No. 333-162550) and American Axle & Manufacturing Holdings, Inc. Registration Statement (File No. 333-162550-01)
Ladies and Gentlemen:
     Reference is made to the Registration Statements on Form S-3 (File No. 333-162550 and File No. 333-162550-01) filed with the Securities and Exchange Commission by American Axle & Manufacturing, Inc. and American Axle & Manufacturing Holdings, Inc. on October 16, 2009 (the “Registration Statements”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statements immediately following the calculation of registration fee table:
     “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”
     If you have any questions, please contact Lisa L. Jacobs, Esq. of Shearman & Sterling LLP, our outside counsel, at (212) 848-7678.

Sincerely, AMERICAN AXLE & MANUFACTURING, INC. AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
By:	/s/ Michael K. Simonte
Michael K. Simonte
Executive Vice President — Finance & Chief Financial Officer